# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maiden Holdings, Ltd., CIK 0001412100
CUSIP: G5753U112
Title of class of securities: Common Stock
Address of issuer's principal executive offices: SCHRODERS HOUSE, SCHRODERS HOUSE, HAMILTON, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001569502-19-000003
Filed by CIK 0001569502

## Reporting persons
- Talkot Capital, LLC: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,892,902; sole dispositive power 0; shared dispositive power 12,892,902; aggregate amount beneficially owned 12,892,902 (13% of the class)
- AKIN THOMAS B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,187,977; shared voting power 0; sole dispositive power 7,187,977; shared dispositive power 0; aggregate amount beneficially owned 7,187,977 (7.2% of the class)
- Talkot Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 4,610,332; shared voting power 0; sole dispositive power 4,610,332; shared dispositive power 0; aggregate amount beneficially owned 4,610,332 (4.6% of the class)
- Talkot Partners V, LP: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 677,093; shared voting power 0; sole dispositive power 677,093; shared dispositive power 0; aggregate amount beneficially owned 677,093 (0.7% of the class)
- James H. Akin Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (0.1% of the class)
- Karen Hochster: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (0% of the class)
- Blair Spencer Akin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 177,500; shared voting power 0; sole dispositive power 177,500; shared dispositive power 0; aggregate amount beneficially owned 177,500 (0.2% of the class)
- Willa Reyes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0% of the class)
- Akin Family Foundation: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Maiden Holdings, Ltd.
Address of issuer's principal executive offices: SCHRODERS HOUSE, SCHRODERS HOUSE, HAMILTON, BERMUDA, HM 12.

## Item 2. Person Filing
Name of person filing:
Talkot Capital, LLC
Thomas B. Akin
Talkot Fund, LP
Talkot Partners V, LP
James H. Akin Trust
Karen Hochster
Blair Spencer Akin
Willa Reyes
Akin Family Foundation
Address of principal business office or, if none, residence:
30 Liberty Ship Way Suite 3110
Sausalito, CA 94965
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Talkot Capital, LLC acts as an investment adviser to certain private pooled investment vehicles. Talkot Capital, by virtue of investment advisory agreements with these pooled investment vehicles, has investment and voting power over securities owned of record by these pooled investment vehicles. Despite their delegation of investment and voting power to Talkot Capital, under Rule 13d-3 of the Securities Exchange Act of 1934, these pooled investment vehicles may be deemed the beneficial owner of the securities they own of record because they have the right to acquire investment and voting power, and have dispositive power, through termination of the investment advisory agreements with Talkot Capital. Talkot Capital may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act. Thomas B. Akin is the Managing Member of the General Partner, Talkot Capital, LLC

Thomas B. Akin, Talkot Fund, L.P., Talkot Partners V, LP, James H. Akin Trust, Karen Hochster, Blair Spencer Akin, Willa Reyes, and the Akin Family Foundation beneficially own 12,892,902 shares of Common Stock. Of such 12,892,902 shares of Common Stock, Thomas B. Akin beneficially owns 7,187,977 shares of Common Stock, Talkot Fund, LP beneficially owns 4,610,3332 shares of Common Stock, Talkot Partners V, LP beneficially owns 677,093 shares of Common Stock, James H. Akin Trust beneficially owns 85,000 shares of Common Stock, Blair Spencer Akin beneficially owns 177,500 shares of Common Stock, Willa Reyes beneficially owns 30,000 shares of Common Stock, and the Akin Family Foundation beneficially owns 100,000 shares of Common Stock.
Percent of class:
12.98%

This percentage is based on 99,320,805 shares of Common Stock issued and outstanding as of November 4, 2024, as reported in Form
10-Q filed with the Securities and Exchange Commission (the
"Commission") on November 11, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,892,902
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,892,902

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Talkot Capital, LLC: Thomas B, Akin, Thomas B. Akin, Managing Partner (02/12/2025)
- AKIN THOMAS B: Thomas B. Akin, Thomas B. Akin (02/12/2025)
- Talkot Fund, LP: Thomas B. Akin, Thomas B. Akin, Managing Partner (02/12/2025)
- Talkot Partners V, LP: Thomas B. Akin, Thomas B. Akin, Managing Partner (02/12/2025)
- James H. Akin Trust: Thomas B. Akin, Thomas B. Akin (02/12/2025)
- Karen Hochster: Karen Hochster, Karen Hochster (02/12/2025)
- Blair Spencer Akin: Blair Spencer Akin, Blair Spencer Akin (02/12/2025)
- Willa Reyes: Blair Spencer Akin, Blair Spencer Akin, Parent/Guardian (02/12/2025)
- Akin Family Foundation: Thomas B. Akin, Thomas B. Akin, Managing Partner (02/12/2025)